SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated January 15, 2003


                            ________________________

                                    Pechiney
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

                            ________________________


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F: [X] Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: [ ] No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: [ ] No: [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: [ ] No: [X]

Enclosure: A press release dated January 14, 2003 announcing consensus forecasts for 2003 financial results.


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

                                [PECHINEY LOGO]


                   Consensus forecasts for Pechiney's results

Paris, January 14. 2003 - A survey by Pechiney of 12 analysts following the stock has resulted in the following consensus forecasts for the company's full year 2002 results due out on January 30th and for the group's full year 2003 results.

================================================================================
(euro)m                     FY - 01          FY - 02               FY - 03
--------------------------------------------------------------------------------
                             Hist.     Low  Average  High    Low  Average  High
--------------------------------------------------------------------------------

Earnings from Operations      549      395    402    409     279    353    454
--------------------------------------------------------------------------------

Reported Net Income           233       34     41     47       9    111    173
--------------------------------------------------------------------------------

Adjusted Net Income*          297      161    182    188      90    149    206
--------------------------------------------------------------------------------

Adjusted Net Income*
Per share                    3.76     2,04   2.30   2.38    1.14   1.89   2.60
================================================================================

(*) Adjusted Net Income is defined as Reported Net Income excluding the impact, after taxes, of Restructuring expense, Other (expense) income and other non-recurring items.

The above consensus is shown in French GAAP. Please also note that, in US GAAP, goodwill is no longer amortized from January 1. 2002.

Firms contributing to the consensus were ABN Amro, Aurel Leven, BB&T Capital Markets, BNPParibas, CAI Cheuvreux, CDC IXIS Securities, Deutsche Bank, Dexia Securities, ING Financial Markets, Merrill Lynch, Natexis Capital and UBS Warburg.

Pechiney is an international group that is listed on the Paris and New York stock exchanges. Its two main sectors are aluminum and packaging. With a presence in 50 countries, Pechiney achieved sales of approximately 11 billion euros in 2001 with 34,500 employees.
                                     *****

The opinions and projections contained in this press release are entirely those of independent analysts and have not been prepared or reviewed by Pechiney. Pechiney makes no representation concerning the quality, content or reliability of these opinions and projections, which are provided as a convenience only. Neither Pechiney nor any of its directors, officers or employees shall be in any way responsible for the contents of this press release, nor shall any of them be liable for any loss arising from the use of these opinions and projections or otherwise arising in connection therewith.

Actual results may differ materially from those set forth in any forward-looking statements in this press release (as defined in section 27A of the U.S. Securities Act of 1933, as amended). These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievements to be materially different from the independent opinions and projections contained in this press release.

Investor Relations Contacts:                 Press Contacts:

Charles L. Ranunkel   Tel: 33 1 56 28 25 07    Chrystele Ivins:   Tel.: 33 1 56 28 24 18
Catherine Paupelin    Tel: 33 1 56 28 25 08    chrystele.ivins@pechiney.com
Jerome Gaudry         Tel: 33 1 56 28 25 23
                      Fax  33 1 56 28 33 38    Stephan Giraud:    Tel.: 33 1 56 28 24 19
                                               stephan.giraud@pechiney.com
PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com




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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2003                       PECHINEY


                                             By:      /s/ OLIVIER MALLET
                                                --------------------------------
                                                Name:   Olivier MALLET
                                                Title:  Chief Financial Officer



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